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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 15


           Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934


                          Commission File No. 0-26532


                       Phoenix Information Systems Corp.
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            (Exact name of registrant as specified in its charter)


   100 Second Avenue South, Suite 1100, St. Petersburg, FL 33701 727/894-8021
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         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                          Common Stock, $.01 par value
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           (Title of each class of securities covered by this Form)


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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    / /        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               /X/
     Rule 12h-3(b)(1)(i)    / /

        Approximate number of holders of record as of the certification or notice date: 5,500
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         Phoenix Information Systems Corp. ("Phoenix" or "the Debtor") was a
publicly traded holding company incorporated in Delaware. Phoenix owed a 70% interest in a joint venture with China Southern Airlines, named Hainan-Phoenix Information Systems Ltd. Phoenix had not generated any significant revenues, earnings or history of operations from inception through November 30, 1997. Consequently, Phoenix's continued existence depended primarily upon its ability to raise capital. On December 3, 1997, Phoenix announced that after an extensive and unsuccessful search for additional financing it had determined to seek protection under Chapter 11 of the United States Bankruptcy Code. Phoenix also announced that, subject to court approval, it had arranged for debtor-in-possession financing and a sale of substantially all its assets for $20 million to S-C Phoenix Partners, a major shareholder.

         On December 4, 1997, Phoenix, and two of its subsidiaries, Phoenix Systems Group, Inc. ("PSG") and Phoenix Systems Ltd. ("PSL"), filed voluntary petitions for relief under Chapter 11, Title 11 of the United Stated Code (the "Bankruptcy Code") with the United Stated Bankruptcy Court for the District of Delaware (the "Court"). The Court agreed to consolidate the petitions and provide for the joint administration of their respective cases.

         On February 5, 1998, the Court approved the Asset Purchase Agreement with S-C Phoenix Partners, whereby Phoenix was authorized to sell substantially all of its assets. Phoenix and its subsidiaries permanently suspended all operations during February, and the sale of assets was finalized on February 25, 1998.

         On July 31, 1998, Phoenix filed an amended Joint Plan of Reorganization (the "Plan") under Chapter 11 of the United States Bankruptcy Code. The Plan was confirmed by the Court on November 2, 1998. The confirmation authorized Phoenix to take such steps as may be necessary and appropriate, in its reasonable judgment, to halt trading in Phoenix equity interest. Phoenix notified NASDAQ of the Court's ruling on November 5, 1998, and the trading of Phoenix common stock was terminated.

         On December 4, 1998, the Court issued an order approving the Disputed Claims Agent Agreement, whereby the duties and responsibilities of the Disputed Claims Agent, as specified in the Plan, were revised and expanded to include all rights and responsibilities of the Debtors in connection with the dissolution and winding down of the Debtors.

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                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934 Phoenix Information Systems Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



                                        Phoenix Information Systems Corp.
                                        ---------------------------------
                                                   (Registrant)


DATE:    3-17-99          BY:      /s/  Barry G. Radick
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                                         (Signature)



                          Barry G. Radick, Disputed Claims Agent for the Debtor
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                          (Print the name and title of the signing officer)

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                              EXHIBITS TO FORM 15

               DATE OF EARLIEST EVENT REPORTED: DECEMBER 3, 1997

                                      FOR

                       PHOENIX INFORMATION SYSTEMS CORP.

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                               INDEX TO EXHIBITS
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10.46     Order Approving Asset Purchase Agreement with S-C Phoenix
          Partners dated February 5, 1998.

10.47     Order Confirming Plan of Reorganization dated November 2, 1998.

10.48 Order Approving Disputed Claims Agent Agreement, Disbursing Agent Agreement, Common Stock Settlement Fund Administration Agreement and Tag-Along Agreement dated December 4, 1998.